Exhibit 10.j

NON-COMPETE, NON-DISCLOSURE, NON-DISPARAGEMENT, RELEASE AND

CONSULTING AGREEMENT

This Agreement is dated as of January 1, 2012 and is between Donald J. DeMarie, Jr. (the “Consultant”) and Masco Corporation (a Delaware corporation), with a business address of 21001 Van Born Road, Taylor, MI 48180 (the “Company”).

WHEREAS, Consultant has been the Executive Vice President and Chief Operating Officer for the Company, and

WHEREAS, Consultant has established close business relationships with executives and other employees of the Company’s suppliers of materials and services used in the manufacture or sale of the Company’s products and services; and

WHEREAS, Consultant has also established close business relationships with executives and other employees of the Company’s customers, including retailers, builders, wholesalers, distributors, dealers; and

WHEREAS, Consultant has also established close business relationships with executives and other employees of investors, lenders and advisors of the Company (both actual and prospective); and

WHEREAS, Consultant has gained detailed knowledge of the Company’s operations, processes, finances, products, services and business and legal strategies; and

WHEREAS, the Company desires that, effective November 4, 2011 the Consultant be removed from his office as Executive Vice President and Chief Operating Officer of the Company and all other offices and directorships he holds for any of the Company’s subsidiaries and affiliates, and that effective January 1, 2012 he be terminated from his employment with the Company and thereafter provide the Company, its subsidiaries and affiliates, with consulting services through December 31, 2013, and from time to time thereafter, all on the terms and conditions provided herein, and

WHEREAS, the Consultant has been given the opportunity to review this Agreement, and has been advised to consult and has consulted legal counsel to ascertain whether the Consultant has any potential rights or remedies which by the Consultant’s execution of this Agreement are waived and released, and

WHEREAS, the Consultant and the Company, without any admission of liability, desire to settle with finality, compromise, dispose of, and release any claims and demands of the Consultant which have been or could be asserted, whether arising out of the Consultant’s employment by or termination from the Company or otherwise;

NOW THEREFORE, the parties agree as follows:

1. Termination of Employment and Separation Benefits. Effective January 1, 2012 (“Termination Date”), Consultant’s employment with the Company shall be terminated.

(a) In consideration for the Release given by the Consultant in Paragraph 12 hereof, the Company agrees (i) to pay the Consultant $1,130,010 in 15 installments of $75,334 each on or about the first of each of the months January, 2012 through March, 2013; to pay Consultant $499,995 in nine installments of $55,555 each on or about the first of each of the months April, 2013 through December, 2013; (iii) to pay the Consultant the sum of $16,200 as reimbursement for 18 months of COBRA health coverage, in monthly payments of $900 each during the initial 18 months following the Termination Date; and (iv) to provide the Consultant outplacement services through a vendor selected by Consultant and paid by the Company; provided, that the cost of such outplacement services will not exceed $50,000, which services shall be rendered, and payment therefor made, on or before December 31, 2013.

(b) the Company agrees to pay the Consultant (i) an amount equal to any FY 2011 bonus he would have received as a continuing employee, at or about the same time as such bonuses may be paid to other Company and (ii)an amount equal to the fully vested value of any FY 2011 performance restricted stock award he would have received as a continuing employee, at or about the same time such awards may be granted to other Company executives, in each such case on or before December 31, 2012.

(c) the Consultant recognizes that the consideration to be provided pursuant to Paragraphs 1(a) and 1(b) is in each case stated as a gross amount before applicable payroll tax withholding, and is in excess of any earned wages or benefits due and owing the Consultant by virtue of his employment with the Company or otherwise.

(d) Consultant agrees that he shall faithfully and continuously make himself available as an employee to render whatever services may be required of him by the Company at all times up to and including the Termination Date.

(e) Consultant shall be paid for his four weeks’ 2012 vacation eligibility in cash promptly following the Termination Date.

(f) The Consultant will be eligible, based on his being employed as of December 31, 2011, for a contribution (if declared generally by the Company’s Compensation Committee) to the Company’s Future Service Profit Sharing Plan and the Benefits Restoration Plan based on those plans’ provisions.

2. Duties During and After the Consulting Period.

(a) During the Consulting Period (as hereinafter defined), the Consultant shall perform and discharge well and faithfully consulting services as may be assigned to Consultant from time to time by the Company’s President and Chief Executive Officer, or any other officer or executive of Masco Corporation with oversight responsibility for the Company, or such other person as the President and Chief Executive Officer might designate in writing. Such services may include, but not be limited to:

(i) provision of information concerning the Consultant’s past activities or areas of experience or expertise;

(ii) participation in phone calls or in meetings with representatives or attorneys of the Company or any of its subsidiaries or with customers, vendors, or suppliers to the Company or any of its subsidiaries;

(iii) the preparation of marketing studies or studies on competitive trends for the products or services sold by the Company or any of its subsidiaries;

(iv) prompt assistance to, and full cooperation with, the Company in any Company investigation, or with respect to any dispute, or any administrative, regulatory or legal proceedings; and

(v) active and completely focused participation in litigation as a trial witness, deponent, declarant or source of information, without requiring service of subpoena or other legal process, and when desired, in the Company’s sole discretion, by providing immediate response to requests for assistance.

All such services shall be provided promptly and completely and shall involve the full cooperation and best efforts of the Consultant in order to meet the goals and direction of the Company, as such may be determined in the Company’s sole discretion. Such services are being significantly compensated, and Consultant acknowledges that such efforts may require substantial time on an as-needed basis. In no event will the Consultant’s duties require the relocation of the Consultant from the Consultant’s then-current residence.

(b) During the pendency of any litigation or other proceeding involving the Company, Consultant shall not communicate with anyone (other than Consultant’s and Company’s attorneys) with respect to any facts relating to, or the subject matter of, any pending or potential litigation or regulatory or administrative proceeding involving the Company or any of its subsidiaries, except as directed by the Company or as required by compulsory process or court order. Consultant acknowledges that the Company’s litigation strategies, and the Company’s and its subsidiaries’ business strategies and conduct which may be the subject of litigation, are highly confidential. In the event of such compulsory process or Court order, Consultant shall immediate notify the Company thereof and fully cooperate with the Company in any response thereto and related actions.

(c) It is agreed that the Consultant shall be an independent contractor and shall not be the employee, servant, agent, partner or joint venturer of the Company, or any of its officers, directors or employees. The Consultant has no authority to assume or create any obligation or liability, express or implied, on behalf of the Company, or in the name of the Company or to bind the Company in any manner whatsoever.

(d) The Consultant shall devote such time, attention and energies to such services for the Company as the Company shall direct. The Consultant acknowledges that time is of the essence in the performance of such services, and Consultant’s failure to promptly, fully and completely provide such services within the time desired by the Company shall constitute a material breach of this Agreement. The consulting services provided hereunder shall not exceed in any year twenty percent (20%) of the time the Consultant spent during 2011 while an employee of the Company.

(e) Consultant shall make it clear to any prospective future employer, client, joint venturer or other recipient of his future services that Consultant has all of the foregoing obligations under this Agreement, and that any future provision of his services is subject to his fulfillment of such obligations.

(f) Following the Consulting Period, Consultant will make himself available to the Company from time to time for additional consulting; in this regard, both the Company and the Consultant will undertake their best efforts to assure that the Consultant will be able to perform such consultancy as reasonably needed by the Company in a manner consistent with any other employment obligations possessed at that time by the Consultant as mutually agreed upon under a separate consulting relationship between the parties in the future. The parties expect that such consulting shall be limited in duration and may involve matters arising in the course of litigation either at trial or from appellate decisions.

3. Term of Consulting Relationship. The consulting relationship under Paragraph 2 of this Agreement shall be for a period (the “Consulting Period”) commencing January 1, 2012, and ending December 31, 2013, unless sooner terminated by written notice of termination from the Company in the event that (i) the Consultant has been convicted of or pled guilty or nolo contendere to a crime involving moral turpitude or a crime providing for a term of imprisonment; or (ii) current alcohol or other substance abuse on the part of the Consultant (whether or not constituting a crime, or the Consultant’s willful misconduct); or (iii) the Consultant’s failure to follow the instructions of the President and Chief Executive Officer of the Company, or other officers or executives of the Company, or the Consultant’s neglect of duties, but in each such case only following written notice thereof; or (iv) the Consultant has breached any other obligation under this Agreement, the Stock Plans, the Awards, the Letter or the Plan (as hereinafter defined). If the Consulting Period is terminated for any of the reasons set forth in the preceding sentence, the rights of the Consultant under Paragraphs 1(a) and 1(b) and to the fees set forth in Paragraph 4 hereof shall cease on the date of such termination (and are subject to recovery by the Company as provided in paragraph 3(vi) of the Letter), and the Company shall have no further obligation to the Consultant under any of the provisions of this Agreement or the other referenced agreements. Termination shall not, however, affect the provisions of Paragraphs 5 through 13 or 17 through 20, each of which shall survive any termination in accordance with their terms. Consultant’s termination of this Agreement without cause shall constitute a material breach of this Agreement. If the Consulting Period is terminated by reason of the Consultant’s death, to the extent then not paid to the Consultant, the payments under Paragraphs 1(a) and 1(b) and the fees set forth in Paragraph 4(a)(i) hereof shall be made to the Consultant’s estate. Survivor rights with respect to the fees described in Paragraph 4(a)(ii) shall be as determined under applicable beneficiary and other provisions embodied in the Stock Plans and Awards as modified by the Letter.

4. Consulting Period Compensation.

(a) In full satisfaction for any and all services rendered by the Consultant hereunder, (i) during the period beginning January 1, 2012 and ending December 31, 2013 the Consultant will be paid, on a monthly basis, a consulting fee in the gross amount of $2084.00 in consecutive monthly installments on or about the 15th of each month with respect to the immediately preceding month and (ii) the Consultant’s rights and obligations under provisions of the Masco Corporation 1991 and 2005 Long Term Stock Incentive Plans (“Stock Plans”) and the Awards of restricted stock made in letters previously issued to the Consultant pursuant to the Stock Plans (collectively, “Awards”) shall continue vesting following the Termination Date only in accordance with the provisions of the Stock Plans and Awards and that certain letter agreement between the Consultant and the Company of even date herewith (“Letter”). Following the Consulting Period, for any consulting services rendered to the Company from time to time, the Consultant shall be paid at a rate as agreed by the parties which shall be commensurate with the Consultant’s cash compensation as in effect during 2011 as mutually agreed upon under a separate consulting relationship between the parties in the future.

(b) The payments and extended stock vesting set forth in Paragraph 4(a)(i) and (ii) are given in consideration of both the Consultant’s services and the Consultant’s immediate on-call availability to perform such services when requested. In addition to such fees, the Company agrees to reimburse the Consultant for travel and reasonable living expenses away from the Consultant’s residence directly incurred by the Consultant at the Company’s request in performing such services for the Company or as approved by the Company in advance. The Consultant agrees to keep accurate expense records in the form requested by the Company and to provide the Company with such records upon request.

(c) Other than benefits accrued under the Company’s benefit plans through the Termination Date, and pursuant to that certain Supplemental Executive Retirement Plan as described in the letter agreement dated July 1, 2006 as amended (the “Plan”), the Consultant shall not receive any other compensation from the Company nor shall he participate in or receive benefits under any of the Company’s employee fringe benefit programs or receive any other fringe benefits from the Company on account of services hereunder (including without limitation health, disability, life insurance, retirement, pension and profit sharing benefits).

5. Disclosure of Information. The Consultant acknowledges that the Company’s and its subsidiaries’ trade secrets, private or secret processes as they exist from time to time, and information concerning products, developments, manufacturing techniques, new product plans, equipment, inventions, discoveries, patent applications, ideas, designs, engineering drawings, sketches, renderings, other drawings, manufacturing and test data, computer programs, progress reports, materials, costs, specifications, processes, methods, research, procurement and sales activities and procedures, Company business strategies, litigation or legal strategies, promotion or pricing techniques or credit or financial data concerning customers of the Company or its subsidiaries as well as information relating to the management, operation or planning of the Company or its subsidiaries which, in each such case, has not been made public (or, if made public, such disclosure must not have been made by the Consultant) (the “Proprietary Information”) are valuable, special and unique assets of the Company and its subsidiaries. In light of the highly competitive nature of the industries in which the Company and its subsidiaries conduct their businesses, the Consultant agrees that all Proprietary Information heretofore or in the future obtained by the Consultant as a result of the Consultant’s relationship with the Company and its subsidiaries shall be considered confidential. In recognition of this fact, the Consultant agrees that he will, during and after the Consulting Period, keep the Proprietary Information strictly confidential, will not disclose any of such Proprietary Information to any person or entity for any reason or purpose whatsoever (except as directed by the Company), and he will not make use of any Proprietary Information for his own purposes or for the benefit of any other person or entity (except the Company and its subsidiaries) under any circumstances.

6. Non-Competition. In order to protect the Company and its subsidiaries from the Consultant’s competitive use of the substantial Proprietary Information and goodwill gained by the Consultant in his employment and consulting relationships with the Company and its subsidiaries, the Consultant agrees that during the Consulting Period Consultant shall not, directly or indirectly:

(a)	Engage in or assist in the design, development, evaluation, planning, manufacture, sale, or marketing of any products, technologies, or services that compete with or could displace those designed, sold, manufactured, designed, evaluated, marketed, planned or developed by the Company (whether solely or in conjunction with other subsidiaries of the Company or their employees) at any time during the Consultant’s employment with the Company or any subsidiary or consultation with the Company (the ‘Business Activities’), whether such engagement is as an officer, director, proprietor, employee, partner, investor (other than as a holder of less than 1% of the outstanding capital stock of a publicly traded corporation), consultant, advisor, agent or otherwise in any geographic areas in which the products, technologies, or services of the Company or any of its subsidiaries, are at that time distributed or planned to be distributed. Business Activities, include, but are not limited to, the design, development, evaluation, manufacture, sale, planning and marketing of plumbing products, installation of insulation, windows, window frames, paint, cabinets, tub and shower enclosures, hardware, other building and home products or services, and all other products, technologies and services offered or sold by the Company or any of its subsidiaries;

(b)	Be engaged (other than on behalf of the Company) whether as an officer, director, proprietor, employee, partner, investor (other than as a holder of less than 1% of the outstanding capital stock of a publicly traded corporation), consultant, advisor, agent or otherwise, (i) as a supplier to any customer with whom the Company or any of its subsidiaries has done business during Consultant’s employment or consultation with the Company or any of its subsidiaries; or (ii) on behalf of any customer of, or supplier to, the Company or any of its subsidiaries, with whom the Company or any of its subsidiaries has done business during Consultant’s employment or consultation with the Company or any of its subsidiaries;

(c)	Assist others in engaging in any of the Business Activities in the manner prohibited to the Consultant; or

(d)	Induce employees of the Company or any of its subsidiaries to engage in any activities that are prohibited to the Consultant.

In addition, during the Consulting Period and for a two-year period following the Consulting Period, the Consultant shall not, directly or indirectly:

(e)	Knowingly induce employees of the Company or any of its subsidiaries to terminate their employment.

It is expressly understood and agreed that although the Consultant and the Company consider the restrictions contained in each of clauses (a) through (e) above reasonable for the purpose of preserving for the Company and its subsidiaries their good will, trade secrets, proprietary rights and ongoing business value, if a final judicial determination is made by a court having jurisdiction that the time and territory or any other restriction contained in this Paragraph is an unenforceable restriction on the activities of the Consultant, the provisions of this Paragraph shall not be rendered void but shall be deemed amended to apply as to such maximum time, territory and activities as such court may judicially determine or indicate to be reasonable.

7. Remedies.

(a) The Consultant acknowledges and agrees that the Company’s remedy at law for a breach or threatened breach of any of the provisions of Paragraphs 5 or 6 of this Agreement would be inadequate and, in recognition of this fact, in the event of a breach by the Consultant of any of the provisions of Paragraphs 5 or 6 of this Agreement, the Consultant agrees that, in addition to the Company’s other remedies at law, at the Company’s option, all rights of the Consultant under this Agreement, the Stock Plans, the Awards, the Letter and the Plan may be terminated, and the Company shall be entitled without posting any bond to obtain, and the Consultant agrees not to oppose (except to the extent that Consultant maintains that he did not, in fact, engage in any activity in breach of this Agreement) a request for, equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction or any other equitable remedy which may then be available, relating to the conduct prohibited under either paragraphs 5 or 6 hereof. The Consultant acknowledges that the granting of a temporary injunction, temporary restraining order or permanent injunction merely prohibiting the use of Proprietary Information would not be an adequate remedy upon breach or threatened breach hereof. Nothing herein contained shall be construed as prohibiting the Company from pursuing, in addition, any other remedies available to it for such (or any other) breach or threatened breach.

(b) In addition to the remedies set forth herein or available to the Company, if Consultant, in Company’s good faith judgment, reasonably exercised, at any time during the Consulting Period (and, with respect to breaches of Paragraph 6(e) at any time during the Consulting Period and two-year period following the Consulting Period), breaches any obligation under this Agreement, the Stock Plans, the Awards, the Letter or the Plan, the Company may immediately terminate any remaining payments and the provision of any other benefits which might otherwise be required this Agreement, the Stock Plans, the Awards, the Letter or the Plan, or otherwise due Consultant. Upon any breach, the Company may also recover from the Consultant any payments made under Paragraphs 1(a) and 1(b) hereof (except for the payments described in 1(a)(iii) and 1(a)(iv)), together with any proceeds from exercise of any Options or sale of Restricted Stock for which restrictions have lapsed at any time within two years following the Termination Date, in each case (cash and stock) net of any state and federal income taxes paid by Consultant. The Company may also recover all cost and expenses incurred in any efforts to enforce its rights under this Agreement. The Company shall have the right to set off any amount owed to Consultant against any amount owed by Consultant hereunder.

8. Notices. Any notice required or permitted to be given under this Agreement shall be deemed properly given if in writing and delivered by hand and receipt is acknowledged by the party to whom said notice shall be directed, or if mailed by certified or registered mail, postage prepaid with return receipt requested, or sent by express courier service, charges prepaid by shipper, to the addresses of each party stated above and, in the case of notices to the Company, to the attention of its General Counsel at Masco Corporation, 21001 Van Born Road, Taylor, Michigan 48180 (or to such other address as a party is directed pursuant to written notice from the other party).

9. Assignment. This Agreement shall not be assignable by either party except by the Company to any subsidiary or affiliate of the Company or to any successor in interest to the Company’s business, and shall be binding upon the Company in the case of any change in control or alternate change in control as defined in the Plan.

10. Entire Agreement. This instrument and the Stock Plans, the Awards, the Letter and the Plan contain the entire agreements of the parties relating to the subject of consulting and termination of Consultant’s employment, supersede and replace in their entirety any existing employment agreement or consulting agreement of the Consultant and may not be waived, changed, modified, extended or discharged orally but only by agreement in writing signed by the party against whom enforcement of any such waiver, change, modification, extension or discharge is sought. The waiver by the Company of a breach of any provision of this Agreement by the Consultant shall not operate or be construed as a waiver of a breach of any other provision or of any subsequent breach by the Consultant.

11. No Disparagement. Each of the parties agrees not to criticize, disparage or otherwise demean in any way the other or Company’s affiliates or their respective products, services, technologies, officers, directors or employees.

12. RELEASE.

(a) In consideration of the payments to be made and the agreements and consideration provided by the Company hereunder and the covenants contained in the Letter, Consultant, on Consultant’s own behalf and on behalf of Consultant’s heirs, executors, agents, successors and assigns, releases and forever discharges the Company, its subsidiaries and affiliates and their respective officers, agents, current and former employees, successors, predecessors and assigns and any other person, firm, corporation or legal entity in any way related to the Company or its subsidiaries and affiliates (the “Released Parties”), of and from all claims, demands, actions, causes of action, statutory rights, duties, debts, sums of money, suits, reckonings, contracts, agreements, controversies, promises, damages, obligations, responsibilities, liabilities and accounts of whatsoever kind, nature or description, direct or indirect, in law or in equity, in contract or in tort or otherwise, which Consultant ever had or which Consultant now has or hereafter can, shall or may have, against any of the Released Parties, for or by reason of any matter, cause, or thing whatsoever up to the present time, whether known or unknown, suspected or unsuspected at the present time, or which may be based upon pre-existing acts, claims or events occurring at any time up to the date hereof which may result in future damages, including without limitation all direct or indirect claims either for direct or consequential damages of any kind whatsoever and rights or claims arising under Title VII, any state civil-rights legislation, claims of handicap discrimination, claims relating to the termination of employment as referred to herein, and claims of age discrimination under the Age Discrimination in Employment Act of 1967, as amended (ADEA), against any of the Released Parties, other than (a) claims arising under the express provisions of this Agreement, (b) the right to receive benefits accrued through the end of the employment period under the Company’s benefit plans and (c) claims arising under any applicable worker’s compensation statute. It is the intention of the parties that this general release by the Consultant will be construed as broadly as possible.

(b) Consultant has: (i) the sole right, title, and interest to the claims released under this Agreement, (ii) neither assigned or transferred, nor purported to assign or transfer, to any person or entity, any claim released by this Agreement, and (iii) neither assigned or transferred, nor purported to assign or transfer, to any person or entity, the right to the monies, in whole or in part, being paid pursuant to this Agreement.

13. Non-Disclosure. Other than to the extent required to perform consulting services hereunder, or as required by applicable securities laws, until such time as this Agreement becomes publicly disclosed by the Company in its required securities filings or otherwise, Consultant shall not disclose the fact of this Agreement or any of its terms to any third parties other than to Consultant’s ex-spouse, tax and financial advisors, banks, creditors, attorneys, significant other and children, each of whom, in turn shall be bound by this paragraph not to further disclose this Agreement. Consultant agrees that any violation of this confidentiality provision will result in substantial and irreparable injury to Company. In the event of such a violation, in addition to the Company’s right to terminate any further payment or benefits as permitted under Paragraph 7, Consultant will also be liable to Company for such economic damages and equitable relief as a Court may deem appropriate.

14. Execution and Revocation. (a) This Agreement was first communicated to Consultant on November 5, 2011. Consultant is not required to, but may, accept this Agreement by signing and dating this Agreement on or before December 6, 2011 which is in excess of twenty-one (21) days from the date this Agreement was first communicated to Consultant.

(b) Consultant understands that this Agreement may be revoked by him for a period of seven (7) calendar days following his execution of this Agreement. The Agreement is not effective until this revocation period has expired. Consultant understands that any revocation to be effective must be in writing and either postmarked within seven (7) days of the execution of this Agreement and addressed to Chuck Greenwood, Vice President—Human Resources, Masco Corporation, 21001 Van Born Road, Taylor, Michigan 48180 or hand delivered within seven (7) days to Chuck Greenwood at the address listed above. If revocation is by mail, certified mail, return receipt requested is required to show proof of mailing.

15. No Payment. No payments or benefits under this Agreement shall be made to Consultant until the seven (7) day revocation period has expired. If Consultant does not revoke this Agreement within the seven (7) day revocation period, then this Agreement shall become binding on the Company and Consultant as otherwise provided herein, and the payments and benefits provided in Paragraph 1 will commence.

16. Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained in this Agreement, while giving maximum effort to the intent of the parties as reflected in this Agreement.

17. Arbitration. The parties hereto agree that arbitration will be the sole and exclusive remedy for any claims which may arise between the parties (other than requests by the Company for immediate or preliminary injunctive relief) in any way relating to this Agreement or for the breach thereof. All such claims shall be submitted to arbitration in accordance with the applicable arbitration rules of the American Arbitration Association (“AAA”), except as those rules conflict with applicable Delaware law. The award issued by the arbitrator shall be final and binding on the parties, and judgment on the award may be entered in any court of competent jurisdiction. The fees and costs of the arbitrator and the arbitration and administrative fees shall be borne equally by the parties. Each party understands and agrees that this arbitration provision constitutes a waiver of their respective rights to adjudicate all claims in court and before a jury, and the parties are instead opting to arbitrate any such claims. All arbitration proceedings will be conducted in the Detroit metropolitan area. This arbitration provision explicitly replaces and supersedes any prior agreements between the parties concerning mediation or any other alternate dispute resolution.

18. Headings and Construction. The headings of the Paragraphs are for convenience only and shall not control or affect the meaning or construction or limit the scope or intent of any of the provisions of this Agreement. The terms “and” and “or” herein shall each be interpreted to include the other, i.e. “and/or.”

19. Counterparts. This Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement. A facsimile signature, whether by fax or other electronic form, shall be deemed an original and shall bind the signing Party

20. Governing Law. All questions concerning the construction, validity and interpretation of this Agreement will be governed by and construed in accordance with the domestic laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. It is the intent of the parties that the provisions of this Agreement shall be interpreted to be consistent with provisions of Section 409A of the Internal Revenue Code.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

MASCO CORPORATION

By:	/s/ Timothy Wadhams

Its:	President and CEO

/s/ Donald J. DeMarie, Jr.
Consultant

Dated: December 6, 2011.

January 1, 2012

Mr. Donald J. DeMarie

21001 Van Born Road

Taylor, Michigan 48180

Dear Mr. DeMarie:

Under a Release and Consulting Agreement of even date herewith (the “Agreement”), you and Masco Corporation (“Company” or “Masco”) have agreed to a termination of your employment with Masco on January 1, 2012 and the commencement of a consulting relationship running from January 1, 2012 through December 31, 2013 (the “Consulting Period”). In connection with that change in your employment relationship, this letter sets forth a modification to letters from Masco for Awards of restricted stock (“Grants”) made prior to the date hereof for Masco’s common stock pursuant to Masco’s 1991 and 2005 Long Term Stock Incentive Plans (“Stock Plans”). Terms which are capitalized herein and not otherwise defined, have their meaning as defined in the Agreement.

1) The letters making Options on and after February 16, 2000 in each case included an Appendix with the following language (for Options made after December, 2008 the following language is included in the computerized text captioned “Terms and Conditions”) (the “Clawback”):

If your employment with the Company [i.e., Masco] or any of its subsidiaries is terminated for any reason, other than death, permanent and total disability, retirement on or after normal retirement date or the sale or other disposition of the business or subsidiary employing you, and other than termination of employment in connection with a Change in Control, and if any installments of the Option or any restoration options granted upon any exercise of the Option became exercisable within the two year period prior to the date of such termination (such installments and restoration options being referred to as the “Subject Options”), by accepting the Option you agree that the following provisions will apply:

21001 VAN BORN ROAD

TAYLOR, MICHIGAN 48180

313-274-7400

Mr. Donald J. DeMarie

January 1, 2012

(1) Upon the demand of the Company you will pay to the Company in cash within 30 days after the date of such termination the amount of income realized for income tax purposes from the exercise of any Subject Options, net of all federal, state and other taxes payable on the amount of such income, plus all costs and expenses of the Company in any effort to enforce its rights hereunder; and

(2) Any right you would otherwise have, pursuant to the terms of the Stock Plan and this Agreement, to exercise any Subject Options on or after the date of such termination, shall be extinguished as of the date of such termination.

2) Such letters granting Options and those letters making Grants on and after July 5, 2000 also included the following language in which you agreed not to become associated in any Prohibited Capacity in certain Business Activities (the “Non-Compete”) and (in the second of the two paragraphs) requiring you to repay certain amounts to the Company if you breach or challenge such obligations (the “Recapture”). (For brevity, paragraphs from the Option Appendices (contained in “Terms and Conditions” in post-2008 Options) follow; paragraphs from the Grant Appendices (contained in “Terms and Conditions” in post-2008 Grants) are substantially identical except with appropriately changed reference to Grants rather than Options, and are hereby incorporated by reference as if set forth herein):

In addition you agree, in consideration for the grant of the Option and regardless of whether the Option becomes exercisable or is exercised, while you are employed or retained as a consultant by the Company or any of its subsidiaries and for a period of one year following any termination of your employment and, if applicable, any consulting relationship with the Company or any of its subsidiaries other than a termination in connection with a Change in Control, not to engage in, and not to become associated in a “Prohibited Capacity” (as hereinafter defined) with any other entity engaged in, any “Business Activities” (as hereinafter defined) and not to encourage or assist others in encouraging any employee of the Company or any of its subsidiaries to terminate employment or to become engaged in any such Prohibited Capacity with an entity engaged in any Business Activities. “Business Activities” shall mean the design, development, manufacture, sale, marketing or servicing of any product or providing of services competitive with the products or services of (x) the Company or any subsidiary if you are employed by or consulting with the Company at any time the Option is outstanding, or (y) the subsidiary employing or retaining you at any time while the Option is outstanding, to the extent such competitive products or services are distributed or provided either (1) in the same geographic area as are such products or services of the Company or any of its subsidiaries, or (2) to any of the same customers as such products or services of the Company or any of its subsidiaries are distributed or provided. “Prohibited Capacity” shall mean being associated

Mr. Donald J. DeMarie

January 1, 2012

with an entity as an employee, consultant, investor or another capacity where (1) confidential business information of the Company or any of its subsidiaries could be used in fulfilling any of your duties or responsibilities with such other entity, (2) any of your duties or responsibilities are similar to or include any of those you had while employed or retained as a consultant by the Company or any of its subsidiaries, or (3) an investment by you in such other entity represents more than 1% of such other entity’s capital stock, partnership or other ownership interests.

Should you either breach or challenge in judicial or arbitration proceedings the validity of any of the restrictions contained in the preceding paragraph, by accepting the Option you agree, independent of any equitable or legal remedies that the Company may have and without limiting the Company’s right to any other equitable or legal remedies, to pay to the Company in cash immediately upon the demand of the Company (1) the amount of income realized for income tax purposes from the exercise of any portion of the Option, and any restoration options granted upon any exercise of the Option, net of all federal, state and other taxes payable on the amount of such income (and reduced by any amount already paid to the Company under the [paragraph containing the Clawback for Options]) but only to the extent such exercises occurred on or after your termination of employment or, if applicable, any consulting relationship with the Company or its subsidiary or within the two year period prior to the date of such termination, plus (2) all costs and expenses of the Company in any effort to enforce its rights under this or the preceding paragraph. The Company shall have the right to set off or withhold any amount owed to you by the Company or any of its subsidiaries or affiliates for any amount owed to the Company by you hereunder.

3) In consideration of the mutual covenants and certain payments and other benefits to be received by you under this letter agreement (“Letter”) and under the Agreement, you and Masco hereby agree (i) Masco agrees to waive the Clawbacks, (ii) you agree that the Non-Compete paragraph (set forth above as the first paragraph quoted in Section 2) is hereby deleted in its entirety and is replaced by the following paragraphs (the “New Non-Compete”):

In order to protect the Company and its subsidiaries from your competitive use of the substantial Proprietary Information and goodwill gained by you in your employment and consulting relationships with the Company and its subsidiaries, you agree that during the Consulting Period, you shall not, directly or indirectly: (a) engage in or assist in the design, development, evaluation, planning, manufacture, sale, or marketing of any products, technologies, or services that compete with or could displace those designed, sold, manufactured, designed, evaluated, marketed, planned or developed by the Company (whether solely or in conjunction with other subsidiaries of the Company or their employees) at any time during your employment with the Company or any subsidiary or consultation with the Company (the ‘Business Activities’), whether such engagement is as an officer, director, proprietor, employee, partner, investor (other than as a holder of less than 1% of the outstanding capital stock of a publicly traded

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corporation), consultant, advisor, agent or otherwise in any geographic areas in which the products, technologies, or services of the Company or any of its subsidiaries, are at that time distributed or planned to be distributed. Business Activities, include, but are not limited to the design, development, evaluation, manufacture, sale, planning and marketing of plumbing products, installation of insulation, windows, window frames, paint, cabinets, tub and shower enclosures, hardware, other building and home products or services, and all other products, technologies and services offered or sold by the Company or any of its subsidiaries; (b) be engaged (other than on behalf of the Company) whether as an officer, director, proprietor, employee, partner, investor (other than as a holder of less than 1% of the outstanding capital stock of a publicly traded corporation), consultant, advisor, agent or otherwise, (i) as a supplier to any customer with whom the Company or any of its subsidiaries has done business during your employment or consultation with the Company or any of its subsidiaries or (ii) on behalf of any customer of, or supplier to, the Company or any of its subsidiaries, with whom the Company or any of its subsidiaries has done business during your employment or consultation with the Company or any of its subsidiaries; (c) assist others in engaging in any of the Business Activities in the manner prohibited to you; or (d) induce employees of the Company or any of its subsidiaries to engage in any activities that are prohibited to you. In addition, during the Consulting Period and for a two-year period following the Consulting Period, you shall not, directly or indirectly: (e) knowingly induce employees of the Company or any of its subsidiaries to terminate their employment.

It is expressly understood and agreed that although you and the Company consider the restrictions contained in each of clauses (a) through (e) above reasonable for the purpose of preserving for the Company and its subsidiaries their good will, trade secrets, proprietary rights and ongoing business value, if a final judicial determination is made by a court having jurisdiction that the time and territory or any other restriction contained in the foregoing Paragraph is an unenforceable restriction on your activities, the provisions of the foregoing Paragraph shall not be rendered void but shall be deemed amended to apply as to such maximum time, territory and activities as such court may judicially determine or indicate to be reasonable;

(iii) Masco agrees to the continued lapsing of restrictions on all of the shares under the Grants following your termination of employment; (iv) you acknowledge that the consideration conveyed to you by the continued lapsing of restrictions on Grants is good and sufficient consideration for the Consulting Services which are required of you under the Agreement, and that, among other Remedies provided upon breach as described in Section 7 of the Agreement, your breach of the Agreement or of the Grants or this Letter shall thereupon cause the termination of any further lapsing of restrictions otherwise provided in subsection (iii) hereinabove; (v) you hereby specifically (and without limitation) acknowledge and agree to the applicability of subparagraphs (a), (b), (c) and (d) of the New Non-Compete during the Consulting Period and to the applicability of subparagraph (e) of the New Non-Compete during the Consulting Period and for a period of two years thereafter and, upon the breach of any such provisions of the New Non-Compete during the respective periods, you agree, in addition to any other equitable or legal remedies that Masco may have and without limiting Masco’s right to any

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other equitable or legal remedies, to pay to Masco in cash immediately upon the demand of Masco the amount of income realized for income tax purposes from (A) the exercise of any portion of any option granted under the Stock Plans, net of all federal, state and other taxes payable on the amount of such income, but only to the extent such exercise occurred on or after your termination of employment and (B) income realized from any grant of shares of Restricted Stock under the Stock Plans, net of all federal, state and other taxes payable on the amount of such income, but only to the extent such income is realized from restrictions lapsing on shares (if any) within the two years after your termination of employment, plus in all cases all costs and expenses of Masco incurred in any effort to enforce its rights under this paragraph or under the New Non-Competes (or the Non-Competes, with reference to any time prior to the date hereof). Masco shall have the right to set off or withhold any amount owed to you by Masco for any amount owed by you hereunder.

4) In light of your position with the Company possessing non-public information, including with respect to our 2011 results of operations, and your continuing relationship with the Company as a Consultant under the Agreement, you agree that you will comply with the provisions of the Masco Corporation Policy Against Trading on Inside Information so long as you are a Consultant under the Agreement, including that you will not engage in transactions in the Company’s securities until the second day following the Company’s release of its 2011 results of operations, expected to occur in the first quarter of 2012.

If you are in agreement with the foregoing, please evidence your agreement by signing and returning the enclosed duplicate copy of this Letter to the undersigned, whereupon (but no sooner than the time the Agreement shall become finally effective pursuant to its Paragraphs 14 and 15) the provisions of this Letter shall become effective.

Very truly yours,

/s/  Timothy Wadhams

Timothy Wadhams

President and Chief Executive Officer

Agreed:

/s/ Donald D. Marie, Jr.	/s/ December 6, 2011
Donald J. DeMarie, Jr.	Date